SEC 11020108 ISSION

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SEC FILE NUMBER
8 - 67607

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2011 WASH DC 211 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GlobeOp Markets Limited

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Road
(No. and Street)

Harrison	New York	10528
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Fortino — (212) 751-4422
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers
(Name -- *if individual, state last, first, middle name*)

300 Madison Avenue, 24th Floor	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY
-

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Fortino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GlobeOp Markets Limited, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL OPERATIONS PRINCIPAL

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2014

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBEOP MARKETS LIMITED

Statement of Financial Condition

December 31, 2010

Assets		
Cash	$	1,787,278
Accounts receivable, net of allowance of $970		351,485
Other assets		30,694
Total assets	$	2,169,457
Liabilities and stockholder's equity		
Liabilities		
Accounts payable	$	29,796
Current tax payable		87,823
Accrued expenses		145,506
Payable to affiliate		547,873
Total liabilities	$	810,998
Stockholder's equity		
Common stock (500,000 (£1 par) authorized, issued and outstanding)		898,675
Additional paid in capital		86,499
Accumulated other comprehensive loss		(228,963)
Retained earnings		602,248
Total stockholder's equity	$	1,358,459
Total liabilities and stockholder's equity	$	2,169,457

The accompanying notes are an integral part of these financial statements.

1. Organization and nature of operations

GlobeOp Markets Limited (the "Company"), is a wholly owned subsidiary of GlobeOp Financial Services S.A. (the "Parent"). The Company was incorporated in the United Kingdom on November 7, 2005 and is a registered broker-dealer with the Securities and Exchange Commission and a member of both the Financial Industry Regulatory Authority ("FINRA") in the United States of America and the Financial Services Authority ("FSA") in the United Kingdom.

The Company provides electronic execution platforms that offer straight through trade processing of various investment products and provides clients with electronic access to offshore money market funds in order to invest their excess cash as well as offering web based performance reporting tools for hedge funds and their investors.

2. Significant accounting policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ASC 460 Guarantees requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

The principal accounting policies adopted are set out below:

Cash
Cash is comprised of cash at bank only. At December 31, 2010 all cash was held at major financial institutions in the United Kingdom.

Deferred Taxation
Deferred tax is recognized in respect of all temporary differences that have originated but not reversed at the statement of financial condition date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the statement of financial condition date. Temporary differences are differences between the Company's taxable results and its results as stated in the financial statements. However, deferred tax assets are recognized as recoverable and therefore recognized, only when, on the basis of all available evidence, the Company considers that it is more likely than not there will be suitable profits, from which the future reversal of the underlying timing differences can be realized. Deferred tax is measured at the expected tax rates that apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the statement of financial condition date.

Foreign Currency Translation
The Company's functional currency is United Kingdom Pound Sterling. It is using United States Dollars as its reporting currency for the presentation of these financial statements.

The Company's financial condition is translated into the reporting currency as follows:

i. assets and liabilities for the statement of financial condition are translated at the closing rate at the date of the statement of financial condition;

ii. all resulting exchange differences are recognized as a separate component of equity as other comprehensive income/(loss).

Employee Benefit Plan
The Company pays contributions to a privately administered benefit plan, which is a defined contribution plan. The Company contributes 4% of the employee's basic pay, provided the employee contributes a minimum of 1%. The contributions to the plan are recognized on the accrual basis. There are no fees incurred by the Company relating to the administration of this plan.

The Company has no legal or constructive obligations to pay further contributions if the plan does not hold sufficient assets to pay all employees the benefits relating to employee service in the current or prior periods.

Recent Accounting Standards

Accounting changes

<u>Uncertainty in Income Taxes</u>
The Company also applies ASC Topic 740-10 "Accounting for Uncertainty in Income Taxes" which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. As of December 31, 2010, management of the company has determined that there is no uncertain tax positions that need to be recorded.

The following are the major jurisdictions for the Company and the earliest tax year subject to examination: United States - 2009 and United Kingdom – 2006.

3. Related party transactions

The Company has an informal arrangement with GFS Limited and GFS LLC whereby occupancy and office costs incurred by GFS Limited and GFS LLC are allocated to the Company based on employee headcount.

4. Taxation

The Company determines its tax on a separate company basis and is part of a United Kingdom filing group where tax matters are settled as part of the group's tax position. Additionally, the Company has certain operations in the United States which produces effectively connected income and files as part of a United States filing group.

5. Concentration Risk

The Company's clients primarily operate in the hedge fund industry. Accordingly, the Company is potentially exposed to events that would impact that industry.

6. Subsequent events

There are no subsequent events which would require adjustments or disclosures to the financial statements.

GLOBEOP MARKETS LIMITED

Statement of Financial Condition
December 31, 2010

GLOBEOP MARKETS LIMITED

Index

December 31, 2010

pwc

Report of Independent Auditors

To the Board of Directors and
Stockholder of GlobeOp Markets Limited:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of GlobeOp Markets Limited (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us